UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o
Publicly Held Company
Corporate Taxpayer's Registration (CNPJ) # 60.746.948/0001-12

Relevant Fact

Pursuant to the dispositions of CVM Instruction # 319, as of 12.3.99, Banco Bradesco S.A. (Bradesco) – Corporate Taxpayers' Registration (CNPJ) # 60.746.948/0001-12, with headquarters located at Cidade de Deus, Vila Yara, Osasco, State of São Paulo, informs that in the Special Stockholders' Meeting to be held on 3.10.2004 it will be proposed the Split of Portions of the Accounting Net Worth of Banco BCN S.A. (BCN) and Banco Mercantil de São Paulo S.A. (Mercantil), both wholly-owned subsidiaries of Bradesco , being above-mentioned portions incorporated by Bradesco , as provided in Articles 224, 225, 227 and 229 of Law # 6,404/76, and Protocol Instrument and Justification for the Partial Split involving the Incorporation of Net Worth Portions in an Existing Company, signed, on this date, by involved Companies.

The transaction involving the split of portions of the accounting net worth of BCN and Mercantil , upon its approval, will have the following features:

  to promote a stock reorganization aiming to achieve better competitiveness and productivity levels, and the consequent rationalization and reduction of operating, administrative and legal costs;
  the transaction cost will be of approximately R$1 million;
  the transaction will be effective on 3.10.2004;
  the Portions of BCN and Mercantil 's Net Worth to be incorporated by Bradesco , were valued based on specific Balance Sheets as of 1.31.2004, using as valuation criteria the carrying value, as follows:

Companies	Portions to be Incorporated – R$
Banco BCN S.A.	3,717,121,581.51
Banco Mercantil de São Paulo S.A.	17,112,579.52
Total	3,734,234,161.03

  according to the Companies' specific Balance Sheets, as of 1.31.2004, the following Net Worth were verified: Bradesco - R$13,581,245,742.69; BCN - R$3,770,259,466.61; and Mercantil - R$4,106,840,334.27;
  Bradesco will succeed BCN and Mercantil in all rights and liabilities corresponding to Assets, Rights and Liabilities referring to the portions to be incorporated;
  referring to assets and liabilities to be incorporated by Bradesco : 1) the total accounting movement occurred in BCN and Mercantil from 1.31.2004 (base date) and 3.10.2004 (event date) inclusively, such as new assets and liabilities transactions, collections/payments and allocated revenues/expenses, will be registered in the respective Companies and, on the event date, transferred to Bradesco ; 2) BCN and Mercantil declare that all assets and liabilities were or will be constituted or acquired in a valid and effective way, being fully responsible for eventual nullities, defects, addictions or contingencies;
  the succession by Bradesco of the split portions of BCN and Mercantil , includes: a) all rights and guarantees, real and personal, resulting from assets; b) all rights and liabilities resulting from service rendering contracts, assets supply, rental of assets and properties, free lease, charge, custody and other contracts, agreements or commitments, in which BCN and Mercantil are involved, provided that they are directly related to the assets and liabilities incorporated by Bradesco ;
  provided that BCN and Mercantil are wholly-owned subsidiaries of Bradesco , the present Partial Split transaction will not result neither in Bradesco 's Capital increase nor dissidence in the incorporation of portions of BCN and Mercantil 's Net Worth;
  as a result of the partial split of the equities of BCN and Mercantil , the Capital Stock of the each Company will be reduced as follows:
    BCN - R$2,724,881,461.99 with the cancellation of 13,221 common registered book-entry stocks, with no par value;
    Mercantil - R$17,112,579.52, with the cancellation of 103,884,089 common registered book-entry stocks, with no par value;
  KPMG Auditores Independentes, CRC (Accountants Regional Council) 2SP014428/O-6, was hired to be the responsible for the preparation of a valuation report on the portions of the Net Worth of the Companies to be split, as per the carrying value concept. In relation to the hired company, there are no current or potential interest conflicts towards the controlling or minor stockholders of this Company or other involved companies, their respective partners or, also, referring to the transaction mentioned herein;
  the transaction will be submitted to the Central Bank of Brazil .

Banco Bradesco's Board of Directors' proposal, the Protocol Instrument and Justification, Balance Sheets as of 1.31.2004, as well as the Companies' Valuation Repots, prepared by KPMG Auditores Independentes, are available for stockholders' consultation at the Company's Custody and Stock Department (Departamento de Ações e Custódia), located at Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, State of São Paulo.

Banco Bradesco S.A.
Corporate Taxpayers' Identification (CNPJ) # 60.746.948/0001-12
Companies Registrar (NIRE) 35.300.027.795
Publicly Held Company
Special and General Stockholders' Meetings

  Call Notices

We invite the stockholders of this Company for the General Stockholders' Meeting to be held on March 10, 2004, at 4.00 p.m., at the Company's headquarters located at Cidade de Deus, Salão Nobre, 5 o andar, Prédio Novo, Vila Yara, Osasco, State of São Paulo, in order to:

  receive the accounts from the Administrators, analyze, discuss and vote the Management Report, the Financial Statements, including the destination of the Net Income, as well as the Opinion of Independent Auditors, referring to the fiscal year ended on 12.31.2003;
  elect the members of the Board of Directors; being mandatory to hold, as per the dispositions of CVM (Brazilian SEC) Instructions # 165, as of 12.11.91, and # 282, as of 6.26.98, a minimum share of 5% in the voting capital for stockholders to request the adoption of the multiple vote process;
  elect the members of the Fiscal Committee;
  establish the Administrators' annual global compensation amount, pursuant to the Company's Bylaws dispositions.

We invite the stockholders of this Company for the Special Stockholders' Meeting to be held on March 10, 2004, at 4.30 p.m., at the Company's headquarters located at Cidade de Deus, Salão Nobre, 5 o andar, Prédio, Novo Vila Yara, Osasco, State of São Paulo, in order to:

  analyze the Board of Directors' proposal to:
  I. change the caput of Article 6 of the Bylaws, due to the stock grouping transaction, approved in the Special Stockholders' Meeting held on 12.17.2003, being the stock capital represented by 158,587,941 registered book-entry stocks, with no par value, of which 79,894,005 are common registered book-entry stocks and 78,693,936 are preferred registered book-entry stocks; as well as, the caput of Article 12, reducing one position of Department Director and 9 positions of Regional Director, as a result of the administrative restructuring;
  appoint, as per the dispositions of Circular # 2,824, as of 6.18.98, issued by the Central Bank of Brazil , the experts that will proceed real estate valuations in eventual purchase and sale transactions;
  incorporate part of accounting net worth of Banco BCN S.A. and Banco Mercantil de São Paulo S.A., wholly-owned subsidiaries of the Company, pursuant to the dispositions of Articles 224, 225, 227 and 229 of Law # 6,404/76, upon:
    the analysis and approval of the Protocol Instrument and Justification for the Partial Split involving Incorporation of Worth Portions in an Existing Company;
    the confirmation of the experts' appointment and the approval of Valuation Reports on portions of the accounting net worth of Banco BCN S.A. and Banco Mercantil de São Paulo S.A., to be transferred to the Company;
  utilize a single Audit Committee for all Financial Institutions of Bradesco Organization, as per the dispositions of Article 10-A of the Regulation attached to Resolution # 3,081, as of 5.29.2003, introduced by Resolution # 3,170, as of 1.30.2004, both of them issued by the National Monetary Council (CMN).

Documents available to the Public: the Board of Directors' proposals, the Protocol Instrument and Justification, Balance Sheets as of 1.31.2004, as well as, the Valuation Repots at carrying value, prepared by KPMG Auditores Independentes, are available for consultation at the Company's Custody and Stock Department (Departamento de Ações e Custódia), located at Cidade de Deus, Prédio Amarelo, Vila Yara, Osasco, state of São Paulo, at the São Paulo Stock Exchange (BOVESPA), located at Rua XV de Novembro, 275, Centro, São Paulo, state of São Paulo, being also available through the Internet, at the Company's website www.bradesco.com.br - Investor Relations section.

Osasco , State of São Paulo, February 19, 2004
Board of Directors
Lázaro de Mello Brandão Antônio Bornia Dorival Antônio Bianchi Mário da Silveira Teixeira Júnior Márcio Artur Laurelli Cypriano João Aguiar Alvarez Denise Aguiar Alvarez Valente	- Chairman - Vice Chairman

Proposals of the Board of Directors to be submitted to the Stockholders of Banco Bradesco S.A., in the Special Stockholders Meeting to be held on 3.10.2004.

  to change the caput of Article # 6 of the Company's By-laws, due to the stock grouping transaction, approved in the Special Stockholders' Meeting held on 12.17.2003, being the stock capital represented by 158,587,941 registered book entry-stocks, with no par value, of which 79,894,005 are common stocks and 78,693,936 are preferred stocks, upon the termination of the term established for stockholders to adjust their positions, which will occur on 3.19.2004; as well as, the caput of Article # 12, reducing one position of Department Director and 9 positions of Regional Director, as a result of the administrative restructuring. In the case the present proposal is approved, the new wording of the caput of Articles # 6 and 12 of the Company's By-laws, upon the process approval by the Central Bank of Brazil, will be the following: “Article # 6) the Capital Stock is R$7.000.000.000,00 (seven billion reais), divided into 158,587,941 (one hundred fifty-eight million, five hundred eight-seven thousand, nine hundred forty-one) registered book-entry stocks, with no par value, of which 79,894,005 (seventy-nine million, eight hundred ninety-four and five) are common stocks and 78,693,936 (seventy-eight million, six hundred ninety-three thousand, nine hundred thirty-six) are preferred stocks. Article # 12) The Company's Board of Executive Officers, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted of 52 (fifty-two) to 79 (seventy-nine) members, whereas the number of Executive Officers will range from 19 (nineteen) to 26 (twenty-six), distributed in the following categories of office: 1 (one) President, from 7 (seven) to 10 (ten) Executive Vice-Presidents and from 11 (eleven) to 15 (fifteen) Managing Directors. The remaining positions of the Board of Executive Officers will be distributed as follows: from 33 (thirty-three) to 53 (fifty-three) Department and Regional Directors, whereas the number of Department Directors ranges from 27 (twenty-seven) to 41 (forty-one) and the number of Regional Directors, from 6 (six) to 12 (twelve).”;
  aiming to meet the dispositions of Circular # 2,824, as of 6.18.98, issued by the Central Bank of Brazil, to appoint, effective up to the next General Stockholders' Meeting, the companies APPRAISAL - Avaliações e Engenharia S/C Ltda. – Corporate Taxpayers' Identification (CNPJ) # 57.182.453/0001-01, CONSULT Consultoria, Engenharia e Avaliações S/C Ltda. - Corporate Taxpayers' Identification (CNPJ) # 59.039.701/0002-68, EMBRAESP - Empresa Brasileira de Estudos de Patrimônio S/C Ltda. - Corporate Taxpayers' Identification (CNPJ) # 43.561.836/0001-78, ENGEBANC Engenharia e Serviços Ltda. - Corporate Taxpayers' Identification (CNPJ) # 69.026.144/0001-13, H.M. Gerenciamento e Supervisão de Engenharia Ltda. - Corporate Taxpayers' Identification (CNPJ) # 30.903.645/0001-03, and PLANCONSULT S/C Ltda., Corporate Taxpayers' Identification (CNPJ) # 51.163.798/0001-23, which will proceed real estate valuations in eventual purchase and sale transactions, made in this period;
  in order to promote a stock reorganization aiming to achieve better competitiveness and productivity levels, and the consequent rationalization and reduction of operating, administrative and legal costs, to incorporate part of the accounting net worth of Banco BCN S.A. ( BCN ) and Banco Mercantil de São Paulo S.A. ( Mercantil ), wholly-owned subsidiaries of the Company, pursuant to the dispositions of Articles 224, 225, 227 and 229 of Law # 6,404/76. The transaction, upon its approval, will have the following features:
    the transaction will be effective on 3.10.2004, based on the Companies' specific Balance Sheets as of 1.31.2004;
    to confirm the appointment of KPMG Auditores Independentes, CRC (Accountants Regional Council) # 2SP014428/O-6, as responsible for the valuation of Bradesco, BCN and Mercantil 's Net Worth, as of 1.31.2004, at carrying value;
    the portions of BCN and Mercanti l's Net Worth, to be incorporated by Bradesco , were valued by the company appointed in the above related clause # 2, based on Balance Sheets mentioned in clause # 1, and according to attached Valuation Reports, which include assets, rights and liabilities to be transferred as follows:

Companies	Portions to be Incorporated – R$
BCN	3,717,121,581.51
Mercantil	17,112,579.52
Total	3,734,234,161.03

    according to the Companies' specific Balance Sheets, as of 1.31.2004, the following net Worth were verified: Bradesco - R$13,581,245,742.69; BCN - R$3,770,259,466.61; and Mercantil - R$4,106,840,334.27;
    equity variations occurred in BCN and Mercantil referring to Assets, Rights and Liabilities, which compose the split portions, from the base date 1.31.2004 up to 3.10.2004, will be incorporated to BCN and Mercantil' s accounting movement and, on the event date, will be transferred to Bradesco ;
    provided that BCN and Mercantil are wholly-owned subsidiaries of Bradesco , the present split transaction will not result neither in Bradesco 's Capital increase nor dissidence in the incorporation of portions of BCN and Mercantil 's Net Worth;
    Bradesco will assume all rights and liabilities of BCN and Mercantil , depending on the case, resulting from and related to Assets, Rights and Liabilities that compose the incorporated portions;
    as a result of the Partial Split transaction, proportionally to the split portions, the following stocks will be cancelled:
      13,221 common registered book-entry stocks, with no par value, issued by BCN , with the consequent reduction of its Capital Stock in R$2,724,881,461.99. As a result, the Article # 6 of the Company's By-laws will have the following wording: “Article # 6) The Capital Stock is R$50,500,000.00 (fifty million and five hundred thousand reais), divided into 189 (one hundred eighty-nine) common registered book-entry stocks, with no par value”;
      103,884,089 common registered book-entry stocks, with no par value, issued by Mercantil , with the consequent reduction of its Capital Stock in R$17,112,579.52. As a result, the Article # 6 of the Company's By-laws will have the following wording: “Article # 6) The Capital Stock is R$3,863,940,521.02 (three billion, eight hundred sixty-three million, nine hundred forty thousand, five hundred twenty-one reais and two cents), divided into 24,827,212,038 (twenty-four billion, eight hundred twenty-seven million, two hundred twelve thousand and thirty-eight) common registered book-entry stocks, with no par value”.
    the transaction will be submitted to the Central Bank of Brazil 's approval.
  to utilize a single Audit Committee for all Financial Institutions of Bradesco Organization, as per the dispositions of Article # 10-A of the Regulation attached to Resolution # 3,081, as of 5.29.2003, introduced by Resolution # 3,170, as of 1.30.2004, both of them issued by the National Monetary Council (CMN).
Osasco , State of São Paulo, February 19, 2004
Board of Directors
Lázaro de Mello Brandão Antônio Bornia Dorival Antônio Bianchi Mário da Silveira Teixeira Júnior Márcio Artur Laurelli Cypriano João Aguiar Alvarez Denise Aguiar Alvarez Valente	- Chairman - Vice Chairman

We declare that this is a true copy of an extract of the Minutes of the Special Meeting # 994, of Banco Bradesco S.A.'s Board of Directors, held on 2.19.2004, drawn up in the proper book.

Banco Bradesco S.A.

Milton Almicar Silva Vargas	Domingos Figueiredo de Abreu

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.